

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

Peter Holst
Chief Executive Officer
TaoWeave, Inc.
110 16th Street, Suite 1400 #1024
Denver, CO 80202

> **Re: TaoWeave, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 2, 2026**
> **File No. 333-294856**

Dear Peter Holst:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Larry Spirgel at 202-551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rick A. Werner